Caledonia Mining announces its Fourth Quarter and 2008 Annual Results

Toronto, Ontario – April 1, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and 2008 annual operating and financial results.

The financial results below are reported in thousands of Canadian dollars.

Financial Highlights

C$ ‘000s except per share amounts	Q4 ‘08	Q4 ‘07	2008	2007
Revenue	29	3,231	7,696	10,039
Operating costs (income)	(155)	2,211	4,438	9,745
Gross Operating Income	184	1,020	3,258	294
Net income (loss) before discontinued operations	(2,066)	494	(4,285)	(3,906)
Discontinued operations (loss)	(531)	(249)	(655)	(709)
Net income (loss) after discontinued operations	(2,597)	245	(4,940)	(4,615)
Net Income (loss) per share (basic & fully diluted)	(0.005)	$0.001	(0.010)	($0.009)
Cash	3,652	76	3,652	76
Total Assets	23,299	29,492	23,299	29,492

For the year ended December 31, 2008, Caledonia recorded revenues of $7.69 million, a gross operating income of $3.25 million, and a net loss after tax of $4.94 million, which includes an unrealized loss on foreign exchange of $1.88 million and a write down of mineral properties of $1.17 million.  The basic net loss per fully diluted share for the continuing operations is $0.009. Cash available at year end totaled $3.65 million.   A total of 8,364 ounces of gold was sold, prior to gold production at the Blanket Gold Mine being suspended in October 2008 due to the non-payment for gold sold to the Reserve Bank of Zimbabwe (“RBZ”).

Commenting on the results, Stefan Hayden, President and CEO, said “2008 was a challenging year for Caledonia, predominantly due to the economic situation in Zimbabwe which continued to deteriorate to the point where gold production at the Blanket mine was suspended due to the non-payment for gold sold to the RBZ and the resulting lack of foreign exchange required for the purchase of key consumables.

2009 has started off on a more positive note with the recent policy changes in Zimbabwe that provide for gold miners to get licenses to export their gold directly to a refinery of their choice outside of Zimbabwe and receive foreign exchange directly into their Foreign Currency Accounts (“FCA”) with a commercial bank in Zimbabwe for their own use.  Blanket continues to await receipt of the required Gold Export Licenses which it applied for in early February before it can resume production.  An unequivocal statement from the Government clarifying its future intentions regarding the mining industry would be most welcomed and, importantly, would remove some of the hurdles that continue to inhibit mining investment in Zimbabwe.

Our priority for 2009, assuming the new regulations applicable to gold mines in Zimbabwe are implemented and remain unchanged, is to bring Blanket back into production, targeting an initial production rate of 25,000 ounces per annum. Subject to the availability of working capital we plan to increase production to 40,000 ounces per annum on completion of the No. 4 Shaft expansion project, estimated for early 2010.

The 2008 exploration program on our Nama project in Zambia was completed. However as stated in our third quarter report, we suspended work on the Chinese Feasibility Study (“CFS”).  Completion of the CFS will only be authorized once Caledonia is satisfied that the resource base meets the CFS requirements and that appropriate debt and equity funding for the development of Nama is available on acceptable terms.  The 2009 exploration program commenced in late January 2009 as soon as the rainy season permitted.

Negotiations of the final terms of the Shareholders Agreements for the exciting joint venture on our Rooipoort and Mapochs properties in South Africa with Mitsubishi Corporation continued. The Agreements anticipate that up to $40 million may be spent on exploring these properties.  The final administrative details are being concluded, including the required Black Economic Empowerment participation. We expect exploration work to begin during 2009.

In conclusion, the recent changes in the RBZ and Ministry of Finance policies regarding gold mining and gold sales are positive for the Blanket Mine which is well positioned to take advantage of the current high gold price. It is expected that Caledonia will benefit from these developments.”

The Annual Report including the MD&A for 2008 will be available on SEDAR and on the Caledonia website at www.caledoniamining.com on April 1, 2009

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com